Mail Stop 6010

September 5, 2006

Mr. Victor K. Lee
Chief Financial Officer
Leadis Technology, Inc.
800 W. California Avenue, Suite 200
Sunnyvale, CA 94086

      Re: Leadis Technology
                Form 10-K for the fiscal year ended December 31, 2005
                Form 10-Q for the quarter ended June 30, 2006
                Form 8-K filed July 25, 2006
                File No. 0-50770

Dear Mr. Lee:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Martin F. James
      Senior Assistant Chief Accountant